February 5, 2009

VIA EDGAR AND OVERNIGHT MAIL

Mr. Matthew Spitzer, Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC  20549

Re:	Surf a Movie Solutions Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on January 26, 2009
File No. 333-156480 (the “Registration Statement”)

Dear Mr. Spitzer:

We are counsel to Surf a Movie Solutions Inc. (“Surf a Movie,” the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comment dated January 30, 2009, relating to the above-captioned registration statement.  Captions and section headings herein will correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy of which has been marked with the changes from Amendment No. 1, and is enclosed herein.  Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to the comment immediately thereafter.

Subscription Agreement, Exhibit 10.3

1.
We note your response to prior comment 3.  Please note that you may not require investors to make representations which may lead them to believe that they have surrendered any rights to which they are entitled under federal securities laws. Accordingly, please delete the fourth paragraph of the exhibit.

The requested change has been made.  Please see Exhibit 10.3 to the Registration Statement.

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We trust that the foregoing is responsive to the Staff’s comments.  Please do not hesitate to call me at (212) 752-9700 if you have any questions.

Very truly yours,

/s/ David E. Danovitch
David E. Danovitch, Esq.

cc:  Surf a Movie Solutions Inc.